News Release
TSX: RMX | OTC: RBYCF

February 19, 2016

Rubicon Minerals Corporation Announces its Intention to Deregister from its Reporting Requirements in the United States

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | OTC: RBYCF) (“Rubicon” or the “Company”) announces its intention to terminate, under both Section 12(g) and Section 15(d) of the United States Securities Exchange Act of 1934 as amended (the “Exchange Act”), the registration of its common shares and its obligation to file or furnish reports required by Section 13(a) and Section 15(d) of the Exchange Act.

For this purpose, and pursuant to Rule 12h-6 of the Exchange Act, the Company will file a Form 15F with the Securities and Exchange Commission (“SEC”) on February 22, 2016. The termination of the registration of its common shares under Section 12(g), and the termination of its reporting obligations under Section 13(a) and Section 15(d), of the Exchange Act, will become effective 90 days after its Form 15F is filed with the SEC. The Company’s reporting obligations with the SEC, including its obligation to file annual reports on Form 20-F and furnish reports on Form 6-K, will be suspended immediately.

Rubicon’s common shares will continue to be listed on the Toronto Stock Exchange (“TSX”), one of the world’s premier stock exchanges for mining and exploration companies. In addition, the Company’s common shares will continue to be quoted on the U.S. over-the-counter (“OTC”) markets under its ticker symbol on the OTC Pink. Rubicon’s reporting obligations will continue to be met in accordance with Canadian securities regulations and filed on SEDAR under the Company’s profile at www.sedar.com, as well as www.otcmarkets.com, and on the Company’s website, www.rubiconminerals.com.

RUBICON MINERALS CORPORATION
“Michael Winship”
Interim President and Chief Executive Officer

PR16-4 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (416) 766-2804  | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note Regarding Forward-Looking Information

This announcement contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include expressions such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “may,” “plan,” “predict,” “will” and similar terms and expressions. These forward-looking statements are made based on expectations and beliefs concerning future events affecting Rubicon and are subject to various risks, uncertainties and factors relating to Rubicon’s operations and business environment, all of which are difficult to predict and many of which are beyond Rubicon’s control, which could cause Rubicon’s actual results to differ materially from those matters expressed in or implied by these forward-looking statements. Forward-looking statements, including Rubicon’s expectation that its common shares will continue to be quoted on the TSX and the OTC markets, are based on assumptions management believes to be reasonable at the time such statements are made. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements

PR16-4 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (416) 766-2804  | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release